Exhibit 99.1

N E W S

August 23, 2005	Contact:	Barbara Henderson Vice President, Corporate Finance (416) 441-4329

Elizabeth Pizzinato Director, Corporate Public Relations (416) 441-4335

FOUR SEASONS NAMES JOHN DAVISON CHIEF FINANCIAL OFFICER

Toronto, Canada – Four Seasons Hotels Inc. (TSX Symbol “FSH.SV” NYSE Symbol “FS”) announced today the appointment of John Davison, a senior Four Seasons executive, as Chief Financial Officer. Mr. Davison replaces Douglas Ludwig who is stepping down as CFO in order to take early retirement.

“The success of Four Seasons rests on a strong financial foundation,” said Isadore Sharp, Chairman and Chief Executive Officer. “Doug Ludwig has been a significant contributor in establishing that foundation, and in building the team who will take it forward. We thank him for his years of service, and wish him well.”

John Davison is being promoted from within the Company, having joined Four Seasons in 2002 after a 14-year career with IMAX Corporation. At IMAX he served as Chief Financial Officer for more than 10 years, before becoming President and Chief Operating Officer in 1999. Mr. Davison is a Chartered Accountant and Chartered Business Valuator, and received his Bachelor of Commerce from the University of Toronto.

“John was recruited to Four Seasons in 2002 as an important addition to our senior financial management team,” said Mr. Sharp, “and he has since made an outstanding contribution to our business. His leadership skills and depth of international management experience make him well suited to lead our highly qualified corporate finance team.”

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Dedicated to continuous innovation and the highest standards of hospitality, Four Seasons invented luxury for the modern traveler. From elegant surroundings of the finest quality, to caring, highly personalized 24-hour service, Four Seasons embodies a true home away from home for those who know and appreciate the best. The deeply instilled Four Seasons culture is personified in its employees – people who share a single focus and are inspired to offer great service. Founded in 1960, Four Seasons has followed a targeted course of expansion, opening hotels in major city centers and desirable resort destinations around the world. Currently with 65 hotels in 29 countries, and more than 20 properties under development, Four Seasons will continue to lead luxury hospitality with innovative enhancements, making business travel easier and leisure travel more rewarding. For more information on Four Seasons, visit www.fourseasons.com.